EXHIBIT (f)

Description of Queensland and

Queensland Treasury Corporation.

FORWARD-LOOKING INFORMATION

This exhibit contains forward-looking statements. Statements that are not historical facts, including statements about the Queensland Treasury Corporation’s (the “Corporation” or “QTC”) and the State of Queensland’s (the “State” or “Queensland”) beliefs and expectations, are forward-looking statements. These statements are based on current plans, budgets, estimates and projection and therefore you should not place undue reliance on them. The words “believe”, “may”, “will”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and neither the Corporation nor the State undertake any obligation to update publicly any of them in light of new information or future events.

Forward-looking statements are based on current plans, estimates and projections and, therefore, undue reliance should not be placed on them. Although the Corporation and the State believe that the beliefs and expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such beliefs and expectations will prove to have been correct. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.

A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. Factors that could cause the actual outcomes to differ materially from those expressed or implied in forward-looking statements include:

•	the international and Australian economies, and in particular the rates of growth (or contraction) of the State’s major trading partners;

•	the effects, both internationally and in Australia, of any further global financial crisis, any subsequent economic downturn, the ongoing economic, banking and sovereign debt crisis in Europe and any stalling of the protracted United States recovery;

•	increases or decreases in international and Australian domestic interest rates;

•	changes in the State’s domestic consumption;

•	changes in the State’s labor force participation and productivity;

•	downgrades in the credit ratings of the State and Australia;

•	changes in the rate of inflation in the State;

•	changes in environmental and other regulation; and

•	changes in the distribution of revenue from the Commonwealth of Australia Government to the State.

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QUEENSLAND TREASURY CORPORATION

In 1982, the State established the Queensland Government Development Authority as a corporation sole constituted by the Under Treasurer pursuant to the Statutory Bodies Financial Arrangements Act 1982 to act as a central borrowing authority for the State of Queensland. The powers of that statutory body were expanded in 1988 and the name changed to Queensland Treasury Corporation pursuant to the Queensland Treasury Corporation Act 1988 (the “Act”).

Under the Act, the Corporation has as its statutory objectives:

(a)	to act as a financial institution for the benefit of and the provision of financial resources and services to statutory bodies (as defined in the Act) and the State;

(b)	to enhance the financial position of the Corporation, other statutory bodies and the State; and

(c)	to enter into and perform financial and other arrangements that in the opinion of the Corporation have as their objective:

(i)	the advancement of the financial interests of the State;

(ii)	the development of the State or any part thereof; or

(iii)	the benefit of persons or classes of persons resident in or having or likely to have an association with Queensland.

In furtherance of these objectives, the Act also provides that the Corporation has the following functions:

(a)	to borrow, raise or otherwise obtain financial accommodation in Australia or elsewhere for itself, statutory bodies or other persons;

(b)	to advance money or otherwise make financial accommodation available;

(c)	to act as a central borrowing and capital raising authority for the statutory bodies of the State;

(d)	to act as agent for statutory bodies in negotiating, entering into and performing financial arrangements;

(e)	to provide a medium for the investment of funds of the Treasurer of the State, statutory bodies or any other persons; and

(f)	to manage or cause to be managed the Corporation’s financial rights and obligations.

As at June 30, 2015, the Corporation had assets totaling A$145.060 billion and liabilities totaling A$142.751 billion (compared to total assets of A$134.230 billion and total liabilities of A$132.072 billion as at June 30, 2014). QTC has two reporting segments. The Capital Markets Operations segment is responsible for providing debt funding, liability management, cash management and financial risk management advice to its public sector clients, while the Long Term Assets segment holds a portfolio of assets which are held to fund the superannuation and other long-term obligations of the State.

For its Capital Markets Operations segment, the Corporation had assets totaling A$110.405 billion and liabilities of A$109.694 billion as at June 30, 2015 (compared to assets of A$100.799 billion and liabilities of A$100.088 billion at June 30, 2014). In relation to the Long Term Assets segment, assets totaled A$34.656 billion and liabilities totaled A$33.056 billion as at June 30, 2015 (compared to assets of A$33.431 billion and liabilities of A$31.983 billion at June 30, 2014).

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The financial statements of the Corporation are comprised of the Statement of Comprehensive Income, Balance Sheet, Statement of Cash Flows, Statement of Changes in Equity and Notes to and forming part of the Financial Statements.

Organization of Queensland Treasury Corporation

The Queensland Treasury Corporation Capital Markets Board (the “Board”) has been established under section 10 of the Act to determine and implement ongoing strategies for capital market operations.

The present Under Treasurer of the State is Mr. Jim Murphy.

The powers, functions and duties of the Under Treasurer (save for those relating to the Long Term Assets – see below) have been delegated to the Board. Members of the Board are appointed by the Governor in Council of the State and are not employees of the Corporation. The current Chairman of the Board is Mr. Gerard Bradley.

The Chief Executive of the Corporation is Philip Noble. The senior management structure includes six executive general managers covering Funding & Markets, Business Services (Risk), Client Services, Corporate Services, Queensland Capital Projects and Strategic Alignment and Implementation.

The business address of the Corporation and the Board is Level 6, 123 Albert Street, Brisbane, Queensland.

Borrowing and Lending Activities of the Issuer

With respect to borrowings, the Corporation raises funds in domestic and international capital markets primarily for on-lending to the State bodies, which include statutory bodies and authorities, government departments, government owned corporations and local governments (“Government Bodies” or “clients”).

At June 30, 2015, the total face value borrowings of the Corporation were A$91.717 billion (A$101.432 billion in market value). This amount included debt issued under overseas funding programs equivalent to A$1.765 billion based on the prevailing rates of exchange at June 30, 2015. Included in these overseas borrowings were Australian dollar denominated borrowings of A$0.537 billion. All foreign currency borrowings are fully hedged back to Australian dollars by way of cross currency swaps and exchange contracts. The Capital Market Operations segment recorded a profit after tax of A$41.3 million for the year ended June 30, 2015, compared to A$119.2 million for the year ended June 30, 2014.

The repayment of principal and the payment of interest on all A$ Bonds (which, for purposes of the Act and certain other purposes, have been and are identified as “Inscribed Stock”) issued by the Corporation under the domestic A$ Bond program is unconditionally guaranteed by the Treasurer on behalf of the Government of Queensland pursuant to section 32 of the Act. In relation to all other liabilities of the Corporation, section 33 of the Act provides that the Treasurer on behalf of the Government of Queensland may guarantee with the approval of the Governor in Council the performance of the Corporation’s obligations under any financial arrangements entered into by the Corporation. Pursuant to this provision, all offshore bond, medium-term note and commercial paper programs and issuances undertaken by the Corporation have been guaranteed by the Treasurer. Furthermore, all amounts lawfully payable by the Corporation to its counterparties under relevant ISDA arrangements are guaranteed by the Treasurer pursuant to a deed of guarantee issued under section 33 of the Act.

The Corporation’s borrowing and lending functions are separated. This separation is with a view to the Corporation borrowing in the markets in an orderly manner and, at the same time, reduces the likely negative impact on the Corporation’s interest rates of borrowing large amounts to meet funding requirements when funds are required by clients.

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Surplus borrowings are held to manage the Corporation’s refinancing risk, clients’ interest rate risk, and to manage the Corporation’s liquidity risk. To ensure the Corporation has high levels of liquidity, these surpluses are held in funding pools with highly liquid investments being made with high quality credit counterparties.

As at June 30, 2015, the market value of the Corporation’s onlendings to its clients totaled A$89.419 billion of which A$20.078 billion was to government owned corporations.

Long Term Assets of the Issuer

QTC holds a portfolio of assets which were transferred to QTC by the Queensland Government under an administrative arrangement. These assets are the investments of QTC’s Long Term Assets segment and were accumulated to fund superannuation and other long-term obligations of the State such as insurance and long service leave (“Long Term Assets”). In return, QTC issued to the State fixed rate notes, which has resulted in the State receiving a fixed rate of return on the notes while QTC bears the impact of fluctuations in the value and returns on the asset portfolio.

The Long Term Asset Advisory Board, established by way of Executive Council approval dated July 17, 2008, is responsible for oversight of the Long Term Assets which do not form part of QTC’s day-to-day capital markets operations. The Long Term Assets are held in unit trusts managed by QIC Limited.

During the year ended June 30, 2015, the Long Term Assets segment recorded an operating profit of A$151.3 billion. Net equity in the Long Term Assets segment at June 30, 2015 totaled A$1.599 billion.

The market value of assets held under this arrangement as at June 30, 2015 totaled A$34.656 billion while the liabilities totaled A$33.056 billion.

Under section 15 of the Act profits made by the Corporation shall accrue to the benefit of the State’s Consolidated Fund and any losses shall be the responsibility of the State’s Consolidated Fund.

Enterprise Wide Risk Management

The Corporation has an established Enterprise Wide Risk Management Program including Enterprise Wide Risk Management policies and procedures. As part of this Enterprise Wide Risk Management Program, the Corporation continues to monitor and manage its major risks. Significant risks identified under the Enterprise Wide Risk Management Program include (i) being unable to access funds in a sustainable, cost effective manner and (ii) being unable to meet client needs or debt servicing obligations in circumstances of market dysfunction and/or unanticipated cash flows. These risks have the potential to significantly impact the Corporation’s ability to fulfill its obligations under its funding programs and facilities.

To offset the risks associated with the Corporation’s inability to access suitable funding markets when required, it holds significant levels of highly liquid surplus assets which can be readily liquidated if required. Included in these surplus assets are funds held on account of the Corporation borrowing in advance of requirement to fund both the redemption of maturing debt and to fund clients’ debt financing requirements.

While the Corporation is not subject to the Bank of International Settlements, Basel II and Basel III accords, the Corporation and its Board consider relevant aspects of the Basel II accord and the ongoing developments associated with Basel III. The most significant user of capital is credit risk. In this regard the Corporation has in place strict credit policies that, among other things:

•	limit the amount and term (both on a maximum term and maturity bucket level) of counterparty exposures based on credit ratings and internal credit reviews;

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•	limit the exposure by country;

•	limit the exposure to counterparties rated A- or better by Standard & Poor’s Rating Services, a division of the McGraw Hill Companies (or equivalent by another rating agency); and

•	provide a maximum percentage exposure for the various credit rating bands.

QUEENSLAND

General

The State of Queensland has the second largest land area of the six Australian States and the largest habitable area. It occupies the north-eastern quarter of the Commonwealth of Australia (“Australia” or the “Commonwealth”), covering 1.7 million square kilometers, stretching from the sub-tropical and densely populated southeast to the tropical, sparsely populated Cape York Peninsula in the north. The State’s geography and climate are suitable for the production of a wide variety of agricultural products, the most important being meat, grains, sugar and cotton. In addition, the State has extensive deposits of minerals and gasses (including large reserves of coal and one of the world’s largest known bauxite deposits), a diverse industrial base, well developed ports and transportation systems and an educated workforce. A land transportation network of approximately 10,000 kilometers of railway lines and 177,000 kilometers of roads supports the development of the State’s resources.

Queensland is the third most populous state in Australia with a population of around 4.78 million persons, or 20.1% of Australia’s population at the end of June 2015. Approximately two-thirds of Queensland’s population lives in the Brisbane, Gold Coast and Sunshine Coast regions in the south-eastern corner of the State, an area with mild climate and a developed industrial base. The remainder of the State’s population is spread quite widely, making Queensland’s population the most dispersed of the Australian states.

Brisbane, the capital of Queensland, with its surrounding metropolitan area has approximately 2.3 million residents. There are nine other population centers in Queensland with over 50,000 residents.

Government of Queensland

The Commonwealth was formed as a federal union on January 1, 1901, when the six British colonies of New South Wales, Victoria, Queensland, South Australia, Western Australia and Tasmania were united as states in a federation. In addition to the six states, Australia has a number of territories including the Northern Territory and the Australian Capital Territory, the latter containing the nation’s capital of Canberra.

The federal Parliament can make laws only on certain matters. These include international and inter-state trade; foreign affairs; defense; immigration; taxation; banking; insurance; marriage and divorce; currency and weights and measures; post and telecommunications; and invalid and old age pensions. On some matters the Commonwealth is given exclusive powers and as such the states are unable to legislate in these areas. On other matters the Commonwealth and the states have concurrent powers, whereby both the Commonwealth and the states may legislate. The states retain legislative powers over matters not specifically listed in the Constitution of Australia. In cases of conflict in areas where the Commonwealth and states have concurrent powers to make laws, Commonwealth law has priority and the state law is invalid to the extent of any inconsistency.

State powers include control over education, public health, police and justice, transport, roads and railways, industry, mining and agriculture, public works, ports, forestry, electricity, gas, and water supply and irrigation.

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While Queensland has autonomy and control in respect of those functions which are its constitutional responsibility, it forms a part of the Commonwealth and in many important respects its economic performance and prospects are closely interrelated with those of Australia as a whole. In particular, primary responsibility for overall economic management in Australia rests with the Commonwealth Government. For example, the Commonwealth Government has responsibility for national budget policy, fiscal policy and external policy. In addition, while most wage rates have been traditionally centrally determined through Federal and state conciliation and arbitration tribunals, legislation over the last two decades underpins a move away from central wage fixation toward enterprise based agreements. This move is expected to make the labor market more flexible.

Legislative powers in Queensland are vested in the State Parliament, which consists of a single chamber, the Legislative Assembly, elected by the compulsory vote of all persons 18 years of age or over, for a term not exceeding three years.

The most recent State election was held in January 2015. The Australian Labor Party (“ALP”) formed Government after winning 44 seats (of an 89 seat parliament) and securing the support of one independent member, replacing the previous government led by the Liberal National Party (the “Previous Queensland Government”). The next State election is due to be held by the first half of 2018. The current Premier is the Honourable Annastacia Palaszczuk, who entered the State Parliament in 2006.

The executive power of the State is formally exercised by the Governor of Queensland (the “Governor”), who is the representative of the Crown and is advised by the Executive Council. The Executive Council is comprised of the Governor and the Ministry. The Ministers are members of the party or coalition of parties which command the support of a majority in the Legislative Assembly. Including the Premier, there are at present a total of 17 Ministers. In practice, the executive power of the State is exercised by the Cabinet (which in Queensland, consists of all Ministers) with the decisions of the Cabinet being formally ratified by the Governor when necessary. As is the case federally, it is a well established convention that, except in extraordinary circumstances, the Governor acts on the advice of the Cabinet.

The authority of Queensland’s Parliament is required for the raising of all state revenues and for all state expenditures. The State’s accounts (including the accounts of the Corporation) are audited on a continuing basis by the State’s Auditor-General, who is an appointee of the Governor in Council and who reports annually to the Queensland Parliament on each year’s financial operations.

Each Minister is responsible to Parliament for the operation of one or more Government departments, as well as any associated statutory authorities. Departments are staffed by independent public servants with each department having a Director-General who, under the Financial Accountability Act 2009, is responsible for the financial administration of the funds provided by Parliament for use by that department.

The State judicial system operates principally through the Land Court, Children’s Court, Magistrates Court, the District Court, the Supreme Court and the Queensland Civil and Administrative Tribunal. The Court of Appeal is a division of the Supreme Court. The judiciary in Queensland is appointed by the Crown, as represented by the Governor, acting upon the advice of the Cabinet.

A number of separate entities have been established in Queensland under special Acts of Parliament to carry out particular functions or to provide specific community services. These entities are variously referred to as “Statutory Authorities”, “Statutory Bodies”, “Semi-Government Authorities”, “Local Authorities”, “Local Governments”, “Government Owned Corporations” or “public enterprises”.

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QUEENSLAND ECONOMY

Overview

Queensland has a modern, diversified economy, with a large services sector, coupled with strong agricultural, mining and manufacturing sectors.

Agriculture provided the original base for the development of the Queensland economy, with grains, wool and beef being the principal products. While these commodities remain important, they have been supplemented by a large range of other agricultural products, including sugar cane, tropical and citrus fruits, dairy products, vegetables, other livestock and cotton.

Substantial mining of metals such as gold, copper, lead and zinc commenced early in the State’s history. Queensland’s Northwest Minerals Province has been one of the world’s premier base metals producing regions. Further, the State’s coal and bauxite reserves are among the largest in the world; generally of high grade and easily accessible.

The acceleration of mineral production and processing during the early 1980s provided a significant stimulus for the expansion of the Queensland economy. In recent years, a substantial liquefied natural gas (“LNG”) export industry has been developed, with production set to expand further over coming years.

Historically, the manufacturing industry has not been as important to the Queensland economy as other Australian States. Manufacturing in Queensland specialized to meet the internal requirements of the Queensland economy, including minerals processing and agriculture. However, in recent years the manufacturing sector has diversified and expanded into higher value-added and high technology industries.

International and interstate tourism is also an important contributor to the Queensland economy. Queensland boasts many natural attractions, including the Great Barrier Reef, extensive beaches, island resorts and tropical rainforests as well as cosmopolitan cities and a unique countryside.

Like all modern economies, Queensland has an extensive service sector which complements a diverse range of activities, including construction, wholesale and retail trade, communications, business and financial services, as well as the tourism sector.

There have been significant structural changes in the Queensland economy over the past 20 years. The importance of the manufacturing sector has gradually declined over the period, while the importance of the financial and insurance and professional scientific and technical services sectors has increased.

Economic Strategy

The Queensland Government is focused on building a strong economy and providing improved employment opportunities for all Queenslanders, while ensuring a responsible approach to managing the State’s finances. The Government’s economic strategy includes a strong focus on fostering innovation through its A$180 million Advance Queensland package and improving employment outcomes through its Working Queensland initiatives and Jobs Now, Jobs for the Future Employment Plan.

Key elements of the Jobs Now Jobs for the Future Plan include: enhancing the productivity and efficiency of business; growing the State’s regions; supporting the growth of emerging and innovative industries; improving labour force skills and training; and the efficient and effective delivery of government and social services.

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Economic Growth

Global economic conditions have remained weak in the years following the Global Financial Crisis (“GFC”), particularly in advanced economies where ongoing concerns about the sustainability of Government debt levels have necessitated a crucial balance between fiscal austerity and policies to stimulate economic activity. Queensland’s major trading partner growth is forecast to improve across the forward estimates out to 2017-18, albeit at a sub-trend pace. Queensland’s economic growth moderated to 0.5% in 2014-15, from 2.8% in the previous year. Real gross state product (“GSP”) growth in 2014-15 was driven by a strong contribution from net exports, while household consumption and dwelling investment also contributed to growth. However, as the construction phase of three LNG projects nears completion, business investment fell sharply in 2014-15, as it returns to a more sustainable level.

Real Economic Growth - Queensland and Australia

(original, CVM(a))

	Queensland GSP		Australia GDP(b)
Year	A$ Billion	% Change	A$ Billion	% Change
2009-10	266.7	1.3	1,422.4	2.0
2010-11	268.1	0.5	1,456.2	2.4
2011-12	283.6	5.8	1,509.1	3.6
2012-13	290.5	2.4	1,545.9	2.4
2013-14	298.7	2.8	1,584.6	2.5
2014-15	300.3	0.5	1,620.4	2.3

(a)	Chain volume measure; reference year 2013-14.
(b)	Gross domestic product.

Source:	ABS 5220.0.

Major Economic Indicators

The following table lists selected major economic indicators for Queensland:

Queensland Major Economic Indicators

	2010-11	2011-12	2012-13	2013-14	2014-15
Overseas merchandise exports (A$ billion)	49.4	52.9	44.4	44.8	47.0
Retail turnover (A$ billion)	50.2	52.2	54.6	57.0	58.4
Private gross fixed capital formation (A$ billion)	63.0	80.0	83.0	83.8	72.9
Mineral production (A$ billion)	35.6	38.5	30.4	29.1	n/a
Agricultural production (A$ billion)	9.6	11.0	11.4	11.9	11.4
Employment (‘000) (a)	2,255	2,284	2,287	2,318	2,325
Unemployment rate (%)(a)	5.4	5.5	5.9	6.0	6.5
Increase in consumer prices (%)(a)	3.3	1.9	2.0	2.8	1.9
Average weekly ordinary time earnings (A$) (a)	1,270	1,311	1,397	1,430	1,449

(a)	Year-average.

Note:	All monetary values are in current prices, n/a: data not available.

Sources:	ABS 5220.0; 5368.0; 6202.0; 6302.0; 6401.0; 8501.0; Queensland Department of Agriculture and Fisheries; Queensland Department of Natural Resources and Mines.

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Structure of the Queensland Economy

The following table shows the annual percentage changes and contributions to growth in GSP/GDP in Queensland and Australia for 2013-14 and 2014-15.

Components of Economic Growth

(original, CVM(a))

	Queensland				Australia
	Annual Growth (%)		Contribution to GSP growth (% points)		Annual Growth (%)		Contribution to GDP growth (% points)
	2013-14	2014-15	2013-14	2014-15	2013-14	2014-15	2013-14	2014-15
Household consumption	2.7	2.4	1.5	1.4	2.6	2.5	1.5	1.4
Private gross fixed capital formation	-1.5	-15.4	-0.4	-4.3	-0.9	-2.9	-0.2	-0.7
- Dwellings	4.7	8.6	0.2	0.4	5.1	8.3	0.2	0.4
- Business investment	-3.4	-24.2	-0.7	-4.8	-4.3	-7.7	-0.6	-1.1
(i) Non-dwelling construction	1.1	-32.5	0.2	-4.6	-0.4	-12.2	0.0	-1.1
(ii) Machinery and equipment	-12.9	-3.7	-0.9	-0.2	-11.0	1.2	-0.6	0.1
- Other investment	1.2	0.6	0.0	0.0	4.5	-0.3	0.2	0.0
Private final demand(b)	1.3	-3.5	1.1	-2.9	1.6	0.9	1.3	0.7
Public final demand(b)	0.6	-1.1	0.1	-0.2	0.4	-0.2	0.1	0.0
Overseas exports	3.7	5.5	0.7	1.0	3.8	5.5	0.7	1.1
Overseas imports	-6.7	-10.0	1.3	1.8	-1.2	0.4	0.2	-0.1
Balancing item	—	—	-0.5	0.8	—	—	0.2	0.5
Statistical discrepancy	—	—	0.1	0.1	—	—	0.0	0.0
GSP/GDP	2.8	0.5	2.8	0.5	2.5	2.3	2.5	2.3

(a)	Chain volume measure; reference year 2013-14.
(b)	Final demand constitutes final consumption expenditure plus gross fixed capital formation.

Source:	ABS 5220.0.

Based on ABS Annual State Accounts (5220.0) data (see table above), key features are:

•	Household consumption growth in Queensland moderated to 2.4% in 2014-15, following a 2.7% rise in the previous year. Households’ income growth has been subdued and savings rates remain elevated as households continue to rebuild their balance sheets following the GFC while a declining terms of trade has also impacted income.

•	Dwelling investment grew 8.6% in 2014-15. The outlook for the dwelling sector in Queensland remains positive, driven by expectations of a sustained period of low interest rates and favourable rental yields relative to most other major capitals (especially Sydney and Melbourne), encouraging strong investor demand.

•	In contrast, business investment fell 24.2% in 2014-15 and continues to wind down from the record levels experienced at the peak of the LNG construction in 2012-13. With the LNG projects now entering the production phase, engineering construction expenditure has declined from record levels, falling 39.8% in 2014-15. With LNG investment winding down and lower commodity prices impeding new resource projects, business investment is forecast to decline further in 2015-16, before returning to a more sustainable longer-term growth path from 2016-17.

•	Overseas exports grew 5.5% in 2014-15 driven by a rise in coal exports and the commencement of LNG exports. Overseas imports of goods and services declined 10.0% in 2014-15 (and therefore contributed to overall economic growth), with the wind-down in LNG construction (which has a high import component) leading to a continued decline in intermediate and capital goods imports. Overall, the trade sector contributed 2.8 percentage points to Queensland’s economic growth in 2014-15.

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Overseas Merchandise Exports

Queensland is one of Australia’s major exporting states, accounting for 18.3% of Australia’s total merchandise exports in 2014-15, the second largest share of all states.

The nominal value of Queensland’s overseas merchandise exports rose 3.8% in 2014-15, driven partly by an increase in the value of meat exports, which contributed 2.9 percentage points to growth. The total value of Queensland exports of meat rose 30.5% to A$5.6 billion in 2014-15. The volume of meat exports reached a record high in 2014-15, driven by strong global demand and producers continuing to reduce stocks amid ongoing drought. Over the next two years, it is expected that lower stock levels and the need for herd rebuilding will limit the volume of Queensland beef exports while additional competition from the overseas beef producers will normalize the price and value of beef exports.

Driven by the commencement of LNG exports, the gas, natural and manufactured category grew strongly in 2014-15 to A$863 million, and contributed 1.9 percentage points to the growth in exports. The other category to contribute to the growth in merchandise exports was metalliferous ores, up 11.0% to A$3.8 billion.

Partly offsetting these gains was the fall in the nominal value of coal exports in 2014-15. Despite a 6.6% increase in the volume of coal exports and a lower A$ in 2014-15, the nominal value of coal exports was 4.7% lower over the year driven by lower prices for coal. In 2014-15, coal exports detracted 2.0 percentage points from growth in overseas exports of merchandise goods. The potential for further growth in coal export volumes remains modest.

Textile fibers (down 24.4% to A$765 million) and machinery and non-transport equipment (down 6.0% to A$1.2 billion) also detracted from merchandise exports growth in 2014-15.

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Overseas Merchandise Exports, Queensland

(A$ million, current prices)

Export Categories(a)	2012-13	2013-14	2014-15(p)
Rural(b)
Meat	3,593	4,277	5,582
Textile fibers	1,200	1,011	765
Cereals and cereal preparations	651	429	485
Vegetables and fruit	566	423	538
Feeding stuff for animals	348	180	214
Other rural	1,268	1,472	1,477

Total	7,626	7,793	9,062

Crude minerals
Coal, coke and briquettes(b)	18,478	19,257	18,352
Metalliferous ores	3,357	3,487	3,827
Petroleum and related products/materials	226	195	268
Gas, natural and manufactured(c)	6	32	863
Other crude minerals	33	18	19

Total	22,100	22,948	23,329

Processed minerals and metals(b)
Non-ferrous metals(b)	3,511	4,199	4,239
Other processed minerals and metals	235	239	232

Total	3,746	4,438	4,471

Other manufactures
Machinery and non-transport equipment	1,332	1,263	1,188
Chemicals, fertilizers (excl. crude), plastics, etc.	600	498	676
Transport equipment	324	318	418
Leather, rubber, other materials, furniture, clothing, etc.	243	256	258
Miscellaneous manufactures and beverages	373	410	431

Total	2,873	2,745	2,971

Manufactures (sum of processed minerals and metals and other)	6,619	7,182	7,442
Confidential and special(b)	8,088	6,888	6,677

Total overseas exports of merchandise goods	44,433	44,812	46,511

(p)	Preliminary.
(a)	Based on the Standard International Trade Classification (SITC3).
(b)	Note: A significant proportion of coal exports (particularly pulverized coal injection exports), along with sugar and some processed metal exports are classified as confidential by the ABS. As a result of changes to the method used to confidentialize export items in June 2013, some confidential commodities have been removed from the “Confidential and special” category and the State total in 2013–14 and 2014-15 understates the actual amount of trade.
(c)	Includes liquefied natural gas.

Note:	Values have been rounded to the nearest A$ million.

Source:	ABS unpublished foreign trade data.

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Queensland produces a wide variety of mineral and agricultural commodities for export. The development of large capacity port facilities has increased Queensland’s competitiveness in world markets and has improved access to significant Asian and European markets.

There has been significant construction work done in developing Queensland’s CSG-to-LNG industry in recent years. Having commenced in 2014-15, LNG exports are expected to strengthen considerably from 2015-16 to become the State’s second largest export.

In the 2014-15 financial year, the A$ exchange rate averaged US$0.84 (a 8.8% depreciation on the previous year) and has recently fallen to around US$0.72. Going forward, the lower A$ is seen as an important element in stimulating non-mining areas of the economy, including service exports, as they become relatively cheaper for foreign buyers.

Although Queensland exports to a range of overseas markets, the major destinations for Queensland merchandise are countries in Asia, which account for around three quarters of all exports (see table below). China remained Queensland’s largest export market in 2014-15, accounting for 24.2% of the State’s overseas merchandise exports, despite a fall of 1.6 percentage points from 2013-14. Japan had been Queensland’s largest export market for several decades prior to 2012-13, but its share of total exports has been trending downwards over time, to be the second largest in 2014-15. Other major export markets in 2014-15 included South Korea, India and the European Union.

The major destinations for Queensland’s exports in recent years are outlined in the following table:

Queensland’s Major Overseas Markets for Exports of Goods

(% of total, current prices)

	2012-13	2013-14	2014-15(p)
North Asia Total	56.9	60.0	56.9
China	20.7	25.8	24.2
Japan	19.8	19.2	18.0
South Korea	11.3	10.5	10.1
Taiwan	4.4	3.8	3.8
Hong Kong	0.6	0.8	0.8

South Asia Total	18.1	17.1	17.7
India	10.8	10.4	10.6
Indonesia	1.8	1.7	1.9
Malaysia	1.7	1.2	1.1
Thailand	1.5	1.3	1.1
Singapore	1.4	1.2	1.5

North America	4.0	4.1	6.1
United States	3.1	3.3	5.2
Canada	1.0	0.8	0.9

European Union(a)	9.6	8.5	8.1
New Zealand	1.9	1.8	1.8
Brazil	1.2	1.1	1.5
Other	8.3	7.3	8.0

(a)	Includes the UK.
(p)	Preliminary.

Source:	ABS unpublished trade data.

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Tourism Exports

The number of overseas tourist(a) nights spent in Queensland increased by 6.7% in 2014-15, to 31.5 million nights. Overall, the UK was the largest individual source of international tourist nights to Queensland in 2014-15, at 4.8 million nights, ahead of New Zealand, with 3.7 million nights.

Overseas tourist(a) nights by source, Queensland

(thousand nights)

	2012-13	2013-14	2014-15
New Zealand	4,200	3,680	3,664
China	2,203	2,254	2,889
Taiwan	1,696	1,969	2,336
Japan	1,580	1,611	1,656
South Korea	2,089	1,719	1,465
Other Asia	3,263	3,474	3,919
UK	4,682	4,283	4,842
Germany	1,854	1,853	1,719
Other Europe	4,653	4,480	4,355
US	1,405	1,233	1,603
Other Countries	2,786	2,996	3,047

Total	30,411	29,552	31,495

(a)	Tourists are defined as people visiting friends/relatives or holidaying.

Source:	Tourism Research Australia.

Interstate visitors are also an important tourism market for Queensland and regularly contribute more to Queensland economic activity than international tourism. In 2013-14 (latest available), Queensland’s interstate tourism gross value added was the second highest of all states at A$2.7 billion, slightly behind New South Wales (A$3.0 billion).

Interstate tourist nights to Queensland fell 6.6% in 2014-15 following a decline of 7.1% in the previous year.

Overseas Merchandise Imports

The nominal value of Queensland’s overseas merchandise imports fell 12.1% to A$36.8 billion in 2014-15. The fall in nominal imports was driven by a 27.5% fall in mineral fuels, petroleum and lubricants (down A$3.3 billion) and a 18.6% decrease in other machinery and transport equipment (down A$1.6 billion), the latter reflecting the winding down of mining and resource related investment. This was partly offset by an 7.5% rise in live animal, food, beverage & tobacco (up A$123 million), which was in turn driven by a 14.9% increase in meat and meat preparations imports as well as vegetables and fruit (up 8.7%).

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The value of Queensland’s imports in recent years is outlined in detail in the following table:

Overseas Merchandise Imports, Queensland

(A$ million at current prices)

Import Categories(a)	2012-13	2013-14	2014-15(p)	Annual change, 2014-15%
Live animals, food, beverages & tobacco	1,376	1,636	1,759	7.5
Mineral fuels, petroleum and lubricants	10,943	12,126	8,793	-27.5
Chemicals	1,796	1,900	1,959	3.1
Road motor vehicles	6,852	6,173	6,243	1.1
Other machinery and transport equipment	9,350	8,795	7,163	-18.6
Other manufactured goods	8,899	8,676	8,223	-5.2
Other	2,958	2,553	2,668	4.5

Total overseas imports of goods	42,174	41,860	36,809	-12.1

(a)	Based on the Standard International Trade Classification.
(p)	Preliminary.

Note:	Values have been rounded to the nearest A$ million.

Source:	ABS unpublished trade data.

Population and Employment

Queensland’s estimated resident population was 4.8 million in June quarter 2015 (latest data available), 20.1% of the Australian population. Population growth in Queensland picked up following the GFC, but has moderated in recent quarters. Over the year to June quarter 2015, Queensland’s population increased by 1.2%.

Natural increase made the largest contribution to population growth in Queensland over the year to June quarter 2015. Meanwhile, growth in net overseas migration to Queensland continues to moderate, and is at its lowest level since the year to December quarter 2000. Despite a weakening in economic conditions in Queensland net interstate migration recovered slightly, to 6,417 persons over the year to June quarter 2015.

Following growth of 1.4% in the previous year, Queensland’s employment growth slowed to 0.3% in 2014-15 reflecting, in large part, the transition in the resources sector, from the construction phase to the production and export phase, which requires less labour. Additionally, employment growth in Queensland remained below its long run average, reflecting subdued growth in household consumption and incomes, as well as soft business investment outside the resource sector.

Queensland’s labor force participation rate fell for the sixth consecutive year, down 0.4 percentage point to 65.5% in 2014-15 and down 2.3 percentage points since it peaked in 2008-09. With growth in the labour force (0.8%) slightly stronger than employment growth (0.3%) in 2014-15, the year-average unemployment rate rose 0.5 percentage point, to 6.5%.

A rise in the number of part-time workers has been the main driver of Queensland employment growth in recent years, with a rise in female part-time employment in particular. Queensland’s largest employing industry, health care and social assistance (which traditionally employs a higher proportion of female, part-time workers), recorded employment growth of 3.6% in 2014-15. Accommodation and food services (up 19.0%) and professional, scientific and technical services (up 11.2%) recorded the strongest gains in employment in 2014-15.

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Meanwhile, mining industry employment (which accounts for around 3% of total employment) has peaked and may decline further as operators continue to chase productivity improvements in challenging market conditions. This also reflects the capital intensive nature of resource projects, particularly when operational.

The following tables show employment by industry for Queensland and the rest of Australia and average annual growth over the five years to 2014-15.

Employed Person by Industry, Queensland(a)

	2010-11	2011-12	2012-13	2013-14	2014-15	Average annual change 2010-11 to 2014-15
	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)%
Agriculture, Forestry & Fishing	74.4	74.3	65.4	55.6	55.4	-7.1
Mining	53.3	64	71.6	78.1	66.1	5.5
Manufacturing	182.4	175.9	160.4	177.4	166.9	-2.2
Electricity, Gas, Water & Waste Services	32.9	41.1	30.1	33.4	32.2	-0.5
Construction	228.7	222.6	228.6	229.1	216.7	-1.3
Wholesale Trade	73.7	72.2	75.6	67.7	69.7	-1.4
Retail Trade	253.6	241.7	244.9	268.6	251.9	-0.2
Accommodation & Food Services	163.2	155.6	162.8	148.9	177.2	2.1
Transport, Postal & Warehousing	127.8	124.8	133.7	125.5	122.9	-1.0
Information Media & Telecommunications	32.7	30.6	30.5	30.5	31.4	-1.0
Financial & Insurance Services	49.9	64.8	60.7	53.7	58.9	4.2
Rental, Hiring & Real Estate Services	54.3	51.8	48.5	47.9	47.9	-3.1
Professional, Scientific & Technical Services	150.4	149.5	161.9	163.5	181.8	4.9
Administrative & Support Services	80.1	79.5	80.1	83.3	82	0.6
Public Administration & Safety	140.5	149.4	148.5	151.2	152.3	2.0
Education & Training	167.3	174.6	176.6	175.6	181.1	2.0
Health Care & Social Assistance	255	274	276.4	281.3	291.5	3.4
Arts & Recreation Services	37.5	40.9	35.6	39.8	42.2	3.0
Other Services	85.3	87.1	95.3	102.7	105.3	5.4

Total(b)	2,242.7	2,274.4	2,287.0	2,313.7	2,333.1	1.0

(a)	Yearly average.
(b)	Industry estimates of employment are compiled on the mid-month of each quarter. Therefore, the total of industry employment does not match the aggregate monthly estimates of employed persons.

Note:	Due to rounding, amounts may not add to totals.

Source:	ABS 6291.0.55.003.

Employed Persons by Industry, Rest of Australia(a)

	2010-11	2011-12	2012-13	2013-14	2014-15	Average annual change 2010-11 to 2014-15
	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)%
Agriculture, Forestry & Fishing	262.9	246.5	235.8	255.7	262.4	0.0
Mining	149.5	182.6	193.7	188.3	160.1	1.7
Manufacturing	788.1	762.4	773.7	749.3	747.1	-1.3
Electricity, Gas, Water & Waste Services	115.0	109.1	112.8	117.6	110.4	-1.0
Construction	779.4	780.9	757.8	793.9	816.1	1.2
Wholesale Trade	331.7	335.0	352.8	324.2	319.7	-0.9
Retail Trade	946.5	949.9	963.4	949.2	982.5	0.9
Accommodation & Food Services	592.9	595.7	617.9	608.3	638.9	1.9
Transport, Postal & Warehousing	448.0	436.0	450.5	463.0	481.4	1.8
Information Media & Telecommunications	178.5	184.0	190.8	165.9	179.9	0.2
Financial & Insurance Services	350.1	358.4	354.8	360.4	350.5	0.0
Rental, Hiring & Real Estate Services	147.5	153.7	147.9	155.4	163.7	2.6
Professional, Scientific & Technical Services	696.1	729.0	744.6	737.7	786.7	3.1
Administrative & Support Services	311.3	317.0	312.6	302.4	309.3	-0.2
Public Administration & Safety	557.0	573.9	556.5	595.8	577.3	0.9
Education & Training	682.3	680.4	716.7	718.8	741.0	2.1
Health Care & Social Assistance	1,012.4	1,051.6	1,088.0	1,111.2	1,140.2	3.0
Arts & Recreation Services	160.9	165.1	173.7	161.9	184.6	3.5
Other Services	362.4	363.8	354.2	379.4	374.0	0.8

Total(b)	8,872.5	8,974.7	9,098.1	9,138.2	9,325.8	1.3

(a)	Yearly average.
(b)	Industry estimates of employment are compiled on the mid-month of each quarter. Therefore, the total of industry employment does not match the aggregate monthly estimates of employed persons.

Note:	Due to rounding, amounts may not add to totals.

Source:	ABS 6291.0.55.003.

Prices

The Brisbane consumer price index (“CPI”) rose 1.9% in 2014-15, slower than the 2.8% growth recorded in 2013-14. This compares to an average annual growth in Brisbane’s consumer prices of 2.8% since the Reserve Bank of Australia’s adoption of inflation targeting in 1993-94. The national CPI rose 1.7% in 2014-15.

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Income

Queensland recorded growth in average weekly earnings of 1.4% in 2014-15, compared with 1.3% growth nationally. The most recent figures available for average weekly earnings and household income per capita are listed below:

Measures of Income

State	Household Income per capita 2014-15	Average Weekly Earnings 2014-15
	A$	A$
Queensland	56,755	1,106
New South Wales	63,529	1,142
Victoria	54,553	1,056
South Australia	55,537	1,049
Western Australia	68,734	1,343
Tasmania	50,154	958
Australia	60,199	1,133

Sources: ABS 5220.0 and 6302.0.

Wages Policy

Wage bargaining at the enterprise level has become widely accepted in Australia since its introduction in October 1991 and has gradually replaced the ‘Award’ system of centralized wage-fixing as the dominant method of structured wages negotiation in Australia.

As of May 2014, 43.4% of Queensland workers were covered by collective agreements, making it the most common type of wage-setting agreement. In comparison, 32.1% of workers were covered by individual agreements with 21.3% covered by awards only.

On December 31, 2009, Queensland legislation referred state industrial relations powers for the private sector to the Commonwealth. This referral complemented the Commonwealth legislation for a national industrial relations system, which commenced on January 1, 2010. The new national industrial relations system applies to all Queensland private sector employees. Public sector and local government workers in Queensland generally remain under the state industrial relations system. As of June 2015, State and local public sector employees in Queensland totaled 346,600 persons, accounting for 14.8% of all employees in the State.

The Coalition (led by the Liberal Party of Australia) formed government following the federal election held on September 7, 2013. The current Federal Government’s policies promote enterprise bargaining, continuing a progressive transition to a more decentralized system.

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PRINCIPAL SECTORS OF THE QUEENSLAND ECONOMY

The following table shows the main components of Queensland and Australia’s industry gross value added.

Queensland/Australian Gross Product-Major Industry Sectors, 2014-15(a)

(CVM, 2013-14 reference year)

Sector	Queensland (A$ millions)	Australia (A$ millions)	Queensland as a % of Australia
Agriculture, forestry and fishing	7,167	36,192	19.8
Mining	22,724	140,381	16.2
Manufacturing	19,698	100,635	19.6
Services(b)	231,712	1,235,776	18.8

Total	281,301	1,512,984	18.6

(a)	Based on industry gross value added. Gross value added refers to the value of output at basic prices minus the value of intermediate consumption at purchasers’ prices. Basic prices valuation of output removes the distortion caused by variations in the incidence of commodity taxes and subsidies across the output of individual industries.
(b)	Includes General Government and ownership of dwellings.

Source:	ABS 5220.0.

Mining

Over the past decade, the mining sector has been a significant contributor to Queensland’s economy.

Queensland has large reserves of coal, bauxite, gold, copper, silver, lead and zinc, as well as large ‘unconventional’ resources of coal seam natural gas.

There are currently three major CSG-to-LNG projects nearing completion in Queensland, with a total capital expenditure in excess of A$60 billion.

First gas was exported from the Queensland Curtis LNG project in January 2015 and LNG export volumes are expected to ramp up in 2015-16, driving an acceleration in overall economic growth in that year. LNG exports are projected to become Queensland’s second largest export after coal by 2016-17, with a nominal value of around A$14 billion by 2017-18.

In 2014-15, Queensland accounted for 16.2% of the nation’s total mining output. Queensland’s mining production was severely impacted by heavy rain and cyclone Yasi in 2010-11, but industry output has grown at an average annual rate of 6.9% in the four years to 2014-15.

In 2014-15, Queensland’s mining industry accounted for 8.1% of the State’s total industry gross value added, while 66,100 people were directly employed (2.8% of total employment) in the mining industry.

The Queensland mining industry is a major source of export earnings and makes a substantial contribution to capital investment and regional development. Mining also provides a base for a number of the State’s leading value added industries.

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Coal

Coal is Queensland’s leading export commodity. In 2014-15, the value of non-confidentialized coal exports (this excludes coal exports which have been confidentialized by the Australian Bureau of Statistics (“ABS”), such as pulverized coal injection exports) accounted for 39.5% of Queensland’s total merchandise exports. Despite growth of 6.6% in the volume of non-confidentialized coal exports in 2014-15, significantly lower prices resulted in the value of coal exports declining by 4.7%, to A$18.4 billion.

Coal is also Queensland’s most significant commodity in terms of the value of resources produced, accounting for just over three quarters of Queensland mineral production by value in 2013-14 (latest available data).

The value and quantity of selected minerals produced in Queensland from 2009-10 to 2013-14 are shown in the following tables.

Queensland Resource Production –Value(a)

(A$ millions)

Mineral	2009-10	2010-11	2011-12	2012-13	2013-14
Black coal	22,779	26,758	29,709	22,761	22,872
Copper concentrate	1,801	2,913	2,157	1,626	1,657
Gold bullion	490	518	709	562	444
Bauxite	368	501	596	688	462
Lead concentrate	1,826	1,988	1,877	2,922	2,383
Zinc concentrate	1,144	1,461	1,641	1,052	241
Crude oil	159	201	325	n/a	n/a
Natural gas(b)	655	631	684	n/a	n/a
Other	432	632	820	804	1,070

Total(c)	29,653	35,602	38,519	30,415	29,130

(a)	Value of production does not include transport or handling costs or other by-products such as coke or briquettes in the case of coal.
(b)	Conventional and unconventional.
(c)	Total excludes crude oil and natural gas.

n/a:	Data not available.

Source:	Queensland Department of Natural Resources and Mines.

Queensland’s Principal Resource Production –Volumes

Mineral	2009-10	2010-11	2011-12	2012-13	2013-14
Black coal (‘000t)	205,619	179,834	187,614	208,328	228,894
Copper concentrate (‘000t)	973	1,118	1,063	920	822
Gold bullion (kg)	24,414	19,587	25,207	18,224	11,550
Bauxite (‘000t)	17,890	19,504	21,560	25,276	26,235
Lead concentrate (‘000t)	702	695	672	1,463	1,273
Zinc concentrate (‘000t)	1,593	1,864	1,916	1,208	1,103
Crude oil (megaliters)	433	401	459	n/a	n/a
Natural gas (gigaliters)(a)	7,015	7,263	7,279	n/a	n/a

(a)	Conventional and unconventional.

n/a:	Data not available.

Source:	Queensland Department of Natural Resources and Mines.

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Agriculture

The agriculture, forestry and fishing industry in Queensland accounted for 2.5% of Queensland’s industry gross value added and 19.8% of Australia’s total agricultural output in 2014-15. The bulk of Queensland’s agricultural production has traditionally been exported, providing a significant contribution to Queensland’s foreign earnings.

In 2014-15, around half of the nominal gross value of Queensland’s agricultural production was derived from four products–beef, sugar cane, cereals and cotton, each of which is produced primarily for export.

Queensland also produces tropical and citrus fruits, rice, cotton, vegetables, timber, peanuts, oilseeds, eggs and dairy products, principally for domestic markets.

According to the Queensland Department of Agriculture and Fisheries, the nominal value of Queensland’s agricultural production fell 4.6% in 2014-15. This was driven by decreases in the gross value of cattle and calves (down 15.6% to A$3.3 billion) and cotton (down 47.1% to A$369 million) in 2014-15. Partially offsetting these decreases was a rise in the nominal value of cereals (up 32.1% to A$1.0 billion).

The following table presents figures on the nominal gross value and volume of agricultural commodities produced in Queensland over the five years to 2014-15.

Queensland’s Major Agricultural Commodities – Nominal value and volume of production

	2010-11	2011-12	2012-13	2013-14	2014-15(a)(f)
Gross Value (A$m)
Cattle and calves	3,418	3,450	3,247	3,890	3,282
Poultry	396	430	438	494	587
Pigs	221	212	204	262	273
Sheep and lambs	55	59	47	61	72
Sugar cane	910	1,080	1,072	1,165	1,152
Wool	118	115	106	80	61
Cereals	710	821	1,089	778	1,028
Fruit and vegetables	1,939	2,247	2,425	2,758	2,759
Dairying (total whole milk production)	258	260	226	231	220
Cotton	776	981	677	698	369
Other	754	1,385	1,855	1,495	1,560

Total agriculture	9,555	11,040	11,386	11,912	11,363

Volume of Production
Beef and veal (‘000 tonnes)	1,043	1,054	1,113	1,176	1,244
Sugar cane (‘000 tonnes)	25,776	26,329	29,086	29,219	30,818
Wool (tonnes) (b)	8,207	7,538	7,659	5,762	4,909
Wheat (‘000 tonnes)	1,524	1,886	1,614	1,036	1,050
Cotton lint (‘000 tonnes)	339	470	346	298	187

(a)	Gross value figures are forecasts provided by the Queensland Department of Agriculture and Fisheries, with the exception of the nurseries component of ‘Other’. This is a Queensland Treasury estimate which is consistent with ABS historical data.
(b)	Taxable wool received by brokers and purchased by dealers from wool producers.

n/a:	Data not available.

(f)	Forecast.

Sources:	ABS 7215.0 ; ABS 7218.0 ; Queensland Department of Agriculture and Fisheries Queensland AgTrends 2015-16; Australian Sugar Milling Council; Australian Government Department of Agriculture and Water Resources; Australian Crop Report December 2015.

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Other Primary Industries

Forestry and logging

The value of Queensland’s forestry and logging production rose 6.9% to A$187 million in 2014-15. Demand for wood is largely determined by demand for the construction of new dwellings and alterations and additions to existing dwellings.

Fisheries

The value of Queensland’s fisheries production rose 1.1% to A$370 million in 2014-15. Commercial fishing operations constituted 47% of the fisheries output (in value terms), with the remaining portion sourced from aquaculture and recreational fishing.

Manufacturing

In 2014-15, the manufacturing sector accounted for 7.0% of Queensland’s industry gross value added. Queensland’s share of Australia’s total manufacturing output was 19.6% in 2014-15.

Historically, manufacturing in Queensland was developed to service and process the State’s agricultural and mineral resources. In common with most industrialized nations, the relative importance of manufacturing has declined in favor of service-based industries over time.

The main sources of sales and services income in the Queensland manufacturing industry in 2013-14 (latest data available) were food and metal product manufacturing. The nominal value of overseas exports of Queensland’s manufactured goods, including processed minerals and metals, totaled A$7.4 billion in 2014-15. The value of manufactured exports overseas rose 3.6% in 2014-15, following growth of 8.5% in the previous year.

Services

Transport

Queensland has 15 trading ports, most of which are equipped with bulk handling facilities for the major products of their respective regions. In addition, Queensland has two community ports and a number of non-trading ports located at regular intervals from Maryborough in the south-east to Burketown in the north-west. The Queensland railway network encompasses nearly 10,000 kilometers of track, which includes the electric main railroad line and heavy haul lines serving the major coal mines in Central Queensland.

Competition has been introduced into rail freight with the privately owned Pacific National now active in Queensland, while the coal and freight components of the previously government owned Queensland Rail (now ‘Aurizon’) have been privatized. Rail freight operators also compete with road haulage companies for Queensland’s freight. Commodities which are moved substantially by rail include coal and minerals. Substantial amounts of containerized freight are hauled by both rail and road.

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The Queensland public road network, extending approximately 187,000 kilometers, is constantly being upgraded and extended to maintain its safety and viability.

Queensland has two major and four secondary international airports as well as a large network of commercial domestic airports and private airfields. Brisbane airport is the third busiest in the country behind Sydney and Melbourne.

Communications

Queensland is served on a state-wide basis by the national postal system and a number of major telecommunications companies. Two-way satellite communications are available in remote areas, providing education and other services to isolated residents. The State has a widespread non-commercial television network principally operated by the Australian Broadcasting Corporation and the Special Broadcasting Service. In addition, three commercial television networks, each with numerous sub-channels, and a community television station operate within the State. Queensland has a widespread cable and satellite pay television service in operation, comprehensive commercial and public radio networks.

Broadband internet services are also available in all major centers across the State. The Federal Government is currently constructing a national broadband network (“NBN”), which is expected to be delivered through a ‘multi-technology mix’ network comprising fiber-to-the-premises/basement, fiber-to-the-node, fixed wireless and satellite technologies. The NBN has the revised objective of providing data download rates of at least 25 megabits per second to all premises nationally, and at least 50 megabits per second for 90% of fixed line premises, by 2020.

Construction

The Queensland construction industry directly provided 9.3% of employment in the State during 2014-15. Meanwhile, dwelling investment in Queensland rose 8.6% in 2014-15, following a 4.7% increase in the previous year. The combination of sustained low interest rates and rising house prices are expected to support growth in dwelling investment in 2015-16. However, investor activity is likely to be constrained somewhat due to a soft labour market in Queensland and the regulatory measures for mortgage lending introduced by the Australian Prudential Regulation Authority.

According to the ABS Annual State Accounts, non-dwelling construction – which consists of non-residential building (shops, offices, factories, etc.) and engineering construction (mines, ports, roads, etc.) – fell 32.5% in 2014-15. New engineering construction fell 39.8%, the first yearly decline following four years of growth. Construction activity in the Queensland LNG industry, driven by several large scale projects with a combined capital expenditure in excess of A$60 billion, is expected to wind down over the next couple of years as projects near completion and the export phase intensifies. Additionally, non-residential building construction fell slightly (down 1.2%) in 2014-15, driven by falls in construction of health facilities and industrial factories and warehouses. However, non-residential building construction in Queensland still remained above the pre-GFC peak of 2007-08.

Tourism

Tourism directly accounted for an estimated 3.5% of overall output (gross value added, at basic prices) in the State in 2013-14 (latest estimate available). The success of tourism in Queensland is to a great extent attributable to certain natural advantages such as a favourable climate for vacations and one of the finest arrays of natural attractions in Australia, including the Great Barrier Reef and its islands, hundreds of kilometres of beaches, large wilderness areas, mountain panoramas, national parks, the tropical north, the Darling Downs, and the outback.

South of Brisbane is the Gold Coast, Australia’s largest and most popular resort area. The Gold Coast is famous for its 32 kilometers of beaches which provide facilities for surfing, water-skiing, fishing, cruising and a variety of other sporting activities. West of the coast, the rugged rainforest-covered slopes of the MacPherson Range extend the Gold Coast’s appeal to include mountain climbing, bushwalking, horse riding, national parks, waterfalls, and panoramic views.

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The Gold Coast’s natural attractions have been supplemented by developments including theme parks, world class golf courses, extensive canal developments and internationally-recognized restaurants and entertainment venues.

The Great Barrier Reef is a major attraction for both domestic and international tourists, and resorts have been developed on islands and centers on the coast. The waters of the Great Barrier Reef offer some of the best fishing in the world, and Cairns has become an international center for big-game fishing, notably for black marlin. The Whitsunday Coast, on the mainland near the Whitsunday group of islands, has developed in the last decade in response to the increasing popularity of the Great Barrier Reef and its islands. The area offers reef and island holidays with daytrips and extended cruises to places of interest.

A total of 1,914,094 international tourists (defined as those arriving for holiday or visiting friends and relatives) visited Queensland in 2014-15. In total, they spent 31.5 million nights in the State with an average length of stay of 16.5 nights. The number of international tourists in Queensland rose 6.7% in 2014-15, the third consecutive year of growth, following five years of decline.

Traditionally, domestic tourism has been a larger market than international tourism in Queensland, however, the last three years has seen international tourist nights outnumber those from interstate visitors. Tourists from interstate spent a total of 26.1 million nights in Queensland in 2014-15, a decrease of 1.5% following a fall of 7.1% in 2013-14.

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FINANCIAL RELATIONSHIP WITH THE COMMONWEALTH OF AUSTRALIA

Prior to 1927, each state and the Commonwealth undertook borrowings on their own behalf, both domestically and in overseas financial markets. Limitations in the size of the capital markets and the inherent competition between the states and the Commonwealth led to the Financial Agreement in 1927 (the “Financial Agreement”), recognizing that it was in the interests of all to cooperate when borrowing in these markets. This agreement established the Australian Loan Council and the State Government’s Loan Council Program (the “Loan Program”) to determine and coordinate the public borrowings of the Commonwealth and the State Governments.

Until the early 1970s, the Loan Program was the main source of funds for capital expenditure by the states. However, states found it increasingly necessary to rely on borrowing by semi-government authorities to fund capital expenditures. Most states established central borrowing authorities (such as Queensland Treasury Corporation) to co-ordinate the borrowings of semi-government authorities.

The June 1990 Loan Council meeting agreed that the states would progressively take over responsibility for the debt issued by the Commonwealth on their behalf under the Financial Agreement, and that the Financial Agreement would be amended to permit the States to borrow in their own names in domestic and overseas markets.

This debt has now been fully taken over by the states and territories. The Loan Council decision has also meant that from June 30, 1990, there have been no additional allocations of Commonwealth Government securities to the states and territories.

Overall, these arrangements replaced Commonwealth debt to the private sector with state and territory debt; they did not alter the financial position of the public sector as a whole. They did, however, represent a significant structural reform in Commonwealth-state financial relations. They placed full responsibility on the states and territories for the financing and managing of their own debt, thereby subjecting the fiscal and debt management strategies of individual state governments to greater scrutiny by the community and financial markets.

From 1993-94, new Loan Council monitoring and reporting arrangements have applied to the financing activities of Commonwealth and state governments. The major feature of the new Loan Council arrangements is the switch in focus from gross borrowings to an aggregate based on net borrowings as indicated by a jurisdiction’s deficit/surplus, with the latter being a more meaningful indicator of the impact of the public sector on the economy.

Under the Loan Council arrangements the Commonwealth and each state and territory is responsible for nominating its intended allocation, known as the Loan Council Allocation (“LCA”), and is based on its net borrowings adjusted to reflect certain transactions which may have the characteristics of borrowings but do not constitute formal borrowings (for example finance and operating leases).

Loan Council considers the appropriateness of nominated LCAs from two perspectives: firstly, if the aggregate of the nominated LCAs is inconsistent with macroeconomic policy objectives there may need to be some adjustment. Secondly, if Loan Council has concerns about the fiscal outlook for a jurisdiction it may require a more comprehensive justification for its proposed LCA or, in some cases, may request the government to modify its fiscal strategy. This should occur only rarely.

The emphasis of the arrangements is on credible budgetary processes, ensuring a high level of public understanding of public sector financing developments and facilitating increased financial market scrutiny, rather than on the Loan Council attempting to enforce rigid compliance with a particular LCA. The arrangements are supported by uniform and more comprehensive arrangements for the reporting of public sector finances. These are designed to meet the needs of the markets for accurate and meaningful information about the level of net borrowings.

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For 2014-15, the Queensland LCA Outcome was a deficit of A$1.870 billion.

State Borrowing Guarantee

On March 25, 2009, the Australian Government announced that it would provide a time-limited, voluntary guarantee over state government borrowings for a fee based on the underlying credit rating of the State. The legislation was passed by the Federal Parliament and received Royal Assent on June 29, 2009, becoming operational on July 24, 2009. Queensland announced on June 16, 2009 that it intended to apply the guarantee to all existing Australian dollar benchmark bond lines which (at that time) had a maturity date between 12 months and 15 years. The Reserve Bank of Australia approved QTC’s application for the Commonwealth Government Guarantee (“CGG”) to be applied to its selected domestic bonds on September 18, 2009 and has issued CGG-eligibility certificates.

On February 7, 2010, the Australian Government announced the withdrawal of its guarantee of new State borrowings undertaken after December 31, 2010. All existing CGG bonds will continue to be guaranteed until maturity or when the bonds are bought back and extinguished by the State.

Since the withdrawal of the CGG, in order to re-establish a State Government Guaranteed (“SGG”) yield curve, QTC has issued SGG bond lines in parallel to the existing CGG lines and also to fill maturity gaps. QTC also continues to offer investors (at its discretion) opportunities to swap some CGG lines for SGG lines.

Commonwealth Grants

Since World War II, the Commonwealth has acted as the sole income taxing authority, and annual general revenue grants have been paid by the Commonwealth to the states. The Commonwealth also has exclusive constitutional power to impose excise duty, a goods and services tax and customs duty. The Commonwealth raises no wealth taxes, estate or gift duties. The states impose payroll taxes, stamp duties and land taxes, and local governments impose taxes based on the rateable value of real property.

At the 1985 Premiers’ Conference it was agreed that tax sharing arrangements then in operation should be replaced by financial assistance grants to the states. The Commonwealth Grants Commission continued to make recommendations for the distribution of these general purpose payments based on the principle of horizontal fiscal equalization. This principle requires state governments to receive funding such that, if each made the same effort to raise revenue from its own sources and operated at the same level of efficiency of service delivery, each would have the capacity to provide services and associated infrastructure to the same standard.

Financial assistance grants were paid in addition to grants provided by the Commonwealth to the states for specified purposes or with conditions attached. Although these grants for specific purposes have existed for much of the period since federation, their importance as a form of Commonwealth grant has increased significantly since the 1970s.

Commonwealth-State Relations – the GST

The introduction of a Goods and Services Tax (“GST”), a broad-based consumption tax, was the cornerstone of national tax reform introduced by the Commonwealth Government on July 1, 2000. The reforms included significant changes to Commonwealth-State financial relations. All Australian governments signed an Intergovernmental Agreement on the Reform of Commonwealth-State Financial Relations.

The main features of the Agreement include:

•	the provision to the States of all revenue from the GST. The principle of horizontal fiscal equalization was endorsed as the method for distributing GST revenue amongst the states;

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•	the abolition of financial assistance grants to the states; and

•	the abolition of a number of state taxes. In Queensland’s case, this includes the abolition of nine taxes over time in order to improve the overall efficiency of the national taxation system.

In 2015-16, it is expected that Queensland will receive around A$13 billion in GST revenue. Queensland is currently assessed by the Commonwealth Grants Commission as requiring more than an equal per capita share of the GST distribution.

The Intergovernmental Agreement on Federal Financial Relations

On March 26, 2008, the Council of Australian Governments agreed to implement a new framework for federal financial relations. The focus of the new framework was to significantly reduce Commonwealth prescriptions on service delivery by the states, in conjunction with clearer roles and responsibilities and outcomes-based public accountability.

A new agreement – the Intergovernmental Agreement on Federal Financial Relations – commenced on January 1, 2009. The main features of the new framework included:

•	a reduction in the number of specific purpose payments, without reducing the overall level of payments. A large number of these payments were aggregated into five broader streams of funding supported by new national agreements in the areas of healthcare, schools, skills and workforce development, disabilities services, and housing.

•	a focus on outcomes that improve the well-being of Australians, through improvements in the quality, efficiency and effectiveness of government service delivery, with reduced Commonwealth prescriptions on how the States achieve outcomes or deliver services, and enhanced accountability to the public for outcomes achieved or outputs delivered.

•	greater funding certainty to the States, with the new national agreements to be ongoing with periodic reviews to ensure the maintenance of funding adequacy and the relevance of objectives.

•	the provision of National Partnership payments by the Commonwealth to the States to support the delivery of specified projects and facilitate or reward nationally significant reforms.

•	the continued provision of all GST revenue to the States.

It is an ongoing task for Queensland and other governments to ensure the original intent of the framework is maintained, given the different and competing priorities sometimes facing state, Territory and Australian Governments.

In 2014-15, general revenue assistance, made up of GST revenue, represented 23.7% of Queensland Government revenue, while payments for specific purposes represented 17.1% and grants for on-passing to other entities represented a further 5.7% of Queensland Government revenue.

National Health reform

The National Health Reform Agreement (“NHRA”) ) commenced on July 1, 2012. Under this arrangement, Queensland is expected to receive A$3.284 billion in 2015-16 (A$14.143 billion over four years to 2018-19). In 2015-16 and 2016-17, growth funding from the Australian Government will be based on 45% of the efficient cost of additional hospital activity.

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Under the NHRA, growth in funding from the Australian Government from 2017-18 was to increase to 50% of the efficient costs of additional hospital activity. In the 2014-15 Commonwealth Budget, the Australian Government revised the indexation arrangement with funding from 2017-18 to be tied to a combination of the CPI and population growth.

National Disability Insurance Scheme (“NDIS”)

The Australian Government’s significant reforms to disability services will impact the National Disability Specific Purpose Payment to Queensland in future years. From 2019-20, the Australian and Queensland Government contributions to the NDIS will be A$2.140 billion and A$2.030 billion respectively. The roll out of NDIS in Queensland is scheduled to commence on July 1, 2016 with full implementation expected by July 1, 2019.

In September 2015, the Australian and Queensland Governments announced North Queensland will have an early launch of the NDIS in early 2016. Children and young people aged under 18 years in Townsville and Charters Towers, and all eligible people with disability in Palm Island will be the first Queenslanders with disability to access the NDIS. The Queensland Government contributed A$1.6 million towards early access of the scheme in North Queensland, with the Australian Government contributing A$2.5 million.

Students First – A fairer funding agreement for schools

Australian Government funding under Students First for Queensland Government schools will be A$1.290 billion in 2015-16 (A$5.830 billion over four years to 2018-19). Non-government schools funding will be A$2.008 billion in 2015-16 (A$8.818 billion over four years to 2018-19).

In the 2014-15 Commonwealth Budget, the Australian Government announced that from the 2018 school year onwards, the Students First funding will be indexed to CPI with an allowance for school enrollment numbers.

2015 Commonwealth Grants Commission (“CGC”) Review Methodology

In April 2015, the CGC released the Final Report of its 2015 Review of the methodology used to determine the distribution of GST among the states. The Final Report recommended that Queensland’s share of GST revenue be increased by A$556 million in 2015-16. The 2015 Review outcome encompasses the impact of methodology changes on states’ GST shares, as well as the impact of changes to states’ circumstances and revisions to the data used in the CGC’s assessments.

Increases to Queensland’s GST share duly recognize the impact of factors beyond the State’s control on its fiscal capacity, such as the significant rebuilding expenses in 2013-14 following natural disasters in 2011 and 2012, and relatively weaker mining revenue (compared to Western Australia’s strong mining revenue in 2013-14). As the CGC’s assessments are lagged by two years, these factors affect GST shares in 2015-16. These gains were partially offset by changes in the methodology for transport infrastructure and services expenses.

While Queensland’s GST share in 2015-16 is historically high, many of the factors driving the result are short term. Natural disaster rebuilding expenses are expected to be lower in 2014-15, and Western Australia’s mining revenue has been adversely affected by a fall in iron ore prices. Queensland’s share of GST can be expected to move closer to a population share once the short term impact of 2013-14 factors is removed.

White Papers on federalism and tax reform

In 2013, the Australian Government announced the preparation of two White Papers on Federalism and Tax Reform, to be prepared collaboratively with states.

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The White Paper processes present an opportunity for Queensland to ensure reforms align with the Queensland Government’s objectives, clarify federal-state relations, improve the sustainability and efficiency of Queensland’s revenue base, and address vertical fiscal imbalance (“VFI”).

Federalism White Paper

The Federalism White Paper seeks to clarify roles and responsibilities to ensure states are sovereign in their own spheres and reduce duplication between levels of government. The key sectors under consideration for reform of roles and responsibilities are health, education, housing and homelessness. Ensuring states have access to a sustainable and stable revenue base will also need to be considered and will link with the Australian Treasury led Tax Reform White Paper process.

A number of issues papers have been released and public consultation forums held to consider the issues of federalism. A draft Discussion Paper was released in June 2015 and will be followed by the release of a Green Paper. The White Paper on Federalism is expected to be released in 2016.

Tax Reform White Paper

On March 30, 2015, the Australian Government released the first Tax Reform issues paper “Re:think” for public consultation. The Australian Government’s issues paper has begun the consultation process for future directions of Australia’s tax system including state taxes.

The Queensland Government supports a tax reform package which provides an improved level of revenue sustainability, economic efficiency and equity of Australia’s tax system and a fair and sustainable model of distribution of all tax revenues to encourage economic growth, supported by a division of roles and responsibilities which reduces the current inefficient levels of VFI.

The Queensland Government was an active participant in the special Treasurers’ Tax Summit in August 2015 on tax reform. A Green Paper is expected to be released in early 2016, followed by a White Paper before the next federal general election.

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QUEENSLAND GOVERNMENT FINANCES

State Budgetary Strategy

The Budget for each fiscal year is normally presented by the Treasurer to the Legislative Assembly in June prior to the commencement of the fiscal year, and incorporates details of estimated actual revenue and expenditures in the current fiscal year and budgeted revenue and the expenditure of moneys in the next and following three fiscal years. Approval for the raising of revenue is provided under various existing acts of Parliament while Parliament approves of expenditure via the Appropriation Acts (the “Appropriation Acts”) on a yearly basis.

With the Budget generally presented to Parliament in June, the Appropriation Acts are passed by Parliament around August/September after the Budget Estimates hearings. The Appropriation Acts approve expenditure for the upcoming financial year (i.e., the Budget year). These Appropriation Acts also approve an aggregate amount of expenditure sufficient to provide for the normal services of Government for the first few months of the next succeeding financial year, until the Appropriation Bill receives Royal Assent. There is one Appropriation Act for the Legislative Assembly and one for all other agencies.

The 2014-15 State Budget

The 2014-15 Budget focussed on disciplined expenditure management and the implementation of savings measures to improve Queensland’s fiscal position. The General Government sector’s fiscal balance was expected to improve significantly in 2014-15 compared to 2013-14, from -A$6.08 billion to -A$2.27 billion.

Rebuilding from natural disasters continued to severely impact the budget. The estimated cost of all disasters, including Tropical Cyclone Ita (April 2014), was A$5.63 billion over the 2013-14 to 2015-16 period.

Expenditure in 2014-15 was budgeted to grow at 5.9%, reflecting increased service delivery including the provision of increased public hospital and education services and deferrals of Commonwealth funding form 2013-14.

Total General Government sector revenue was estimated to be A$50.12 billion in 2014-15, an increase of A$5.27 billion on 2013-14 estimated actual revenue, primarily driven by growth in grants from the Australian Government (primarily natural disaster relief and GST revenue). Over the period 2012-13 to 2015-16, forecasts of key revenue sources (including taxation, GST and mining royalties) were estimated to have fallen by A$5.443 billion in underlying terms since the 2012-13 Budget, reflecting subdued labour market conditions, changes to the composition of the labour market and ongoing weakness in export coal prices.

The 2015-16 State Budget and MYFER

The 2015-16 State Budget was the first budget handed down by the Palaszczuk Government and was focused on:

•	the Government’s election commitments, with key measures to revitalize the State economy and frontline service delivery;

•	an integrated program of initiatives aimed at enhancing business productivity and efficiency, improving skills and training, regional growth and fostering innovation (Working Queensland);

•	significant reductions in General Government debt, without selling government-owned corporations, increasing taxes or cutting services; and

•	revised fiscal principles.

Revenue growth of 3.2% in the 2015-16 Budget was estimated to outpace growth in expenditure (2.8%), compared to 2014-15 estimate actuals. A net operating balance was forecasted to result in a surplus of A$1,213 million in 2015-16.

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The 2015-16 Mid Year Fiscal and Economic Review (“MYFER”) reflects a softening of the outlook for growth in gross state product, employment and wages, and lower price and volume projections for Queensland’s major mineral and energy exports.

This has led to forecasts of key revenues of taxation, royalties and GST being A$1.5 billion lower over the forward estimates than in the 2015-16 Budget. This primarily reflected downward revisions to state taxes, particularly payroll tax, and revisions to royalties.

While these factors lead to downward revisions to the size of net operating surpluses across the forward estimates compared to the 2015-16 Budget, Queensland’s fiscal position remains strong, with surpluses projected to exceed A$1 billion each year.

The 2015-16 Budget also outlined the Government’s Debt Action Plan, which was extended in the MYFER.

Following a review of possible merger options for the government-owned energy network, generation and retail businesses, the MYFER also outlined a decision to merge Energex and Ergon Energy to streamline operations and be better positioned to meet the challenges of a rapidly changing energy market. A program of efficiency savings will be applied to the electricity generators. Total savings from 2015-16 to 2019-20 from efficiencies and merger are estimated at A$680 million.

Debt Action Plan

The Debt Action Plan was announced in the 2015-16 Budget. The measures being implemented as part of the Debt Action Plan were estimated to reduce General Government debt by approximately A$7.5 billion in 2015-16 (compared with the expected level of debt in the absence of measures) with further reductions across the forward estimates resulting in a total reduction of A$9.6 billion by 2017-18.

The 2015-16 Budget outlined the following Debt Action Plan measures to achieve the desired debt reduction over the forward estimates:

•	revising the capital structure of the Government’s energy network businesses, by adjusting the net debt to Regulated Asset base to a more competitive ratio, aligned with industry peers;

•	funding long service leave on an emergent basis rather than on an accrual basis; and

•	temporarily suspending investment of defined benefit superannuation contributions, whilst maintaining a fully funded status.

In MYFER, the Debt Action Plan was extended to incorporate changes to the capital structure of the Government’s non-network businesses, including regearing of Gladstone Ports Corporation, North Queensland Bulk Ports Limited and SunWater Limited, a return of equity from Stanwell Corporation Limited and moving the dividend payout ratio for all government-owned corporations to 100% (excluding CS Energy Limited).

As a result, General Government debt in MYFER is estimated to be A$10.6 billion lower in 2017-18 than it would have been in the absence of Debt Action Plan measures.

Fiscal Principles

The Financial Accountability Act 2009 requires the Treasurer to prepare and table in the Legislative Assembly a Charter of Fiscal Responsibility. The Charter sets the Government’s fiscal objectives and fiscal principles that support those objectives.

The Treasurer must report regularly to the Legislative Assembly on progress the Government has made against the priorities stated in the Charter. This report is published each year in the Budget papers and MYFER.

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In its first Budget since forming Government, the Palaszczuk Government has adopted the following five fiscal principles:

•	Principle 1 – Target ongoing reductions in Queensland’s relative debt burden, as measured by the General Government Sector (“GGS”) debt to revenue ratio;

•	Principle 2 – Target net operating surpluses that ensure any new capital investment in the GGS is funded primarily through recurrent revenues rather than borrowing;

•	Principle 3 – The capital program will be managed to ensure a consistent flow of works to support jobs and the economy and reduce the risk of backlogs emerging;

•	Principle 4 – Maintain competitive taxation by ensuring that GGS own-source revenue remains at or below 8.5% of nominal gross state product, on average, across the forward estimates; and

•	Principle 5 – Target full funding of long term liabilities such as superannuation and WorkCover in accordance with actuarial advice.

As outlined in the 2015-16 MYFER, significant progress has been made towards the achievement of the Government’s fiscal principles.

The Fiscal Principles of the Queensland Government

Principle	Indicator
	General Government Debt to Revenue Ratio
		2015-16 Budget per cent		2015-16 MYFER per cent

Target ongoing reductions in Queensland’s relative debt burden, as measured by the General Government debt to revenue ratio	2014-15	87		87
	2015-16	75		74
	2016-17	72		72
	2017-18	71		72
	2018-19	73		74

	General Government Operating Cashflows as a proportion of the Capital Program
		2015-16 Budget per cent		2015-16 MYFER per cent

Target net operating surpluses that ensure any new capital investment in the General Government Sector is funded primarily through recurrent revenues rather than borrowing	2014-15	82		89
	2015-16	83		82
	2016-17	99		83
	2017-18	94		85
	2018-19	77		80

	General Government Capital Program
		2015-16 Budget (A$ million)		2015-16 MYFER (A$ million)
The capital program will be managed to ensure a consistent flow of works to support jobs and the economy and reduce the risk of backlogs emerging	2014-15	4,987	[1]	4,779 [2]
	2015-16	5,374		5,325
	2016-17	5,832		5,822
	2017-18	6,125		5,935
	2018-19	5,851		5,188

	General Government own-source revenue to GSP
Maintain competitive taxation – own–source revenue to remain at or below 8.5% as a proportion of nominal gross state product	2015-16			8.2%
	Average across forward estimates:			7.8%

Target full funding of long term liabilities such as superannuation and WorkCover in accordance with actuarial advice	As at the last actuarial review (released June 2014), accruing superannuation liabilities were fully funded. The State Actuary reviews the scheme every three years. The WorkCover scheme was fully funded as at June 30, 2015.

Notes:

1.	2014-15 Estimated Actual
2.	2014-15 Actual

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Operating Statement

2014-15 Outcome

On a Uniform Presentation Framework (“UPF”) basis, the General Government sector recorded an operating surplus of A$542 million in 2014-15, which is an improvement on the restated surplus of A$488 million in 2013-14. The fiscal deficit narrowed from a deficit of A$2,600 million in 2013-14 to A$581 million in 2014-15. The improvement in the General Government fiscal deficit was mainly due to lower capital expenditure and slightly higher net operating balances.

Based on actual results, General Government expenses increased by A$3,007 million (6.5%) in 2014-15. Total expenses were A$608 million higher than the 2014-15 estimated actual in the 2015-16 Budget, mainly due to the accounting treatment of Stage 1 of the Gold Coast Light Rail project which required a non-cash expense to be recognized.

Meanwhile, revenues grew 6.6% (or A$3.061 billion) in 2014-15, after increasing 11.9% in 2013-14.

Table 1 below provides aggregate outcome information for 2014-15 and the most recent forecasts for 2015-16.

Table 1

Key Financial Aggregates

(UPF Basis)

	2013-14 Actual (rebased)	2014-15 Estimated Actual	2014-15 Actual	2015-16 MYFER Forecast
	A$ million
General Government Sector:
Revenue	46,705	49,578	49,765	51,354
Expenses	46,217	48,615	49,224	50,180

Net operating balance	488	962	542	1,175
Purchases of non-financial assets	6,324	4,987	4,779	5,325
Fiscal balance	-2,600	-896	-581	-1,140

Public Non-Financial Corporations Sector:
Revenue	11,256	10,959	11,413	11,186
Expenses	10,236	9,281	9,788	9,864

Net operating balance	1,019	1,678	1,625	1,322
Purchases of non-financial assets	2,991	3,182	3,173	3,149
Fiscal balance	188	834	844	573

Non-Financial Public:
Revenue	53,502	55,412	55,973	57,450
Expenses	53,367	54,431	55,537	56,560

Net operating balance	135	981	436	890
Purchases of non-financial assets	9,313	8,170	7,954	8,474
Fiscal balance	-3,782	-1,721	-1,469	-2,173

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Revenue

Total General Government revenue in 2014-15 was A$3,061 million higher than 2013-14.

Commonwealth grants are the principal form of revenue for the State, accounting for almost half of budgeted General Government revenue, with taxes contributing around a quarter. Commonwealth and other grants increased by A$1,854 million in 2014-15, mainly reflecting higher GST revenue and grants for on-passing (some of which were received in advance).

Increases in taxation revenue in 2014-15 compared to 2013-14 (A$735 million) were largely explained by transfer duty collections, reflecting an improvement in the property market and duty on large business transactions.

Dividends and income tax equivalents income also contributed to increased revenue in 2014-15 (A$579 million).

Expenses

In UPF terms, General Government expenses increased A$3,007 million in 2014-15. This followed a decline in expenses of 0.2% in 2013-14, which was the only time expenses have fallen since accrual accounting commenced in 1998-99.

Expenses were also 1.3% higher than 2014-15 estimated actuals. However, year on year growth is consistent with the 2014-15 MYFER estimate (6.7%). The increases in expenses were mainly attributed to other operating expenses (due to new hospitals opening and additional Commonwealth funding for education and disability services), grant expenses (reflecting the on-passing of Commonwealth Financial Assistance grants to local governments which were paid in advance), and employee and superannuation expenses (in line with modest wage and population growth).

Purchases of non-financial assets and borrowings

Table 2 below provides data on the State’s purchases of non-financial assets.

Table 2

2012-13 Capital Program and Balance Sheet Results

and 2013-14 Budget Projections

(UPF Basis)

	2013-14 Actual (rebased)	2014-15 Estimated Actual	2014-15 Actual	2015-16 MYFER Forecast
	(A$ million)
Purchases of Non-Financial Assets:
General Government sector	6,323	4,987	4,779	5,325
Public non-financial corporations	2,991	3,182	3,173	3,149
Non-financial public sector[1]	9,313	8,170	7,954	8,474

Borrowings:
General Government sector	41,369	43,268	43,105	37,973
Public non-financial corporations	31,268	32,268	32,128	35,905
Non-financial public sector	72,637	75,535	75,233	73,878

Notes:

(1)	Under present Loan Council UPF arrangements, budget and forward estimate data are not required for Public Financial Corporations, due to the difficulties in preparing robust projections of activity. No capital expenditure is assumed for this sector.

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The net worth, or equity, of the State is the amount by which the State’s assets exceed its liabilities. This is the value of the investment held on behalf of the people of Queensland by public sector instrumentalities.

Net worth of the General Government sector for 2014-15 increased by A$1,690 million to A$168,182 million as at June 30, 2015.

Borrowings in the General Government sector were A$43,105 million at June 30, 2015, A$1,736 million more than in 2013–14. This is slightly below the estimated actual of A$43,268 million and significantly below the 2014-15 Budget projection of A$48,141 million. General Government gross borrowings at June 30, 2015 are A$5.036 billion lower than the 2014-15 Budget. The decrease in gross borrowings is the result of an improved fiscal balance in 2013-14 and lower net borrowings in 2014-15 reflecting revised timing of capital spending for a number of projects mainly in the transport and health portfolios.

General Government sector borrowings are expected to drop significantly in 2015-16 as a result of the Government’s Debt Action Plan. The benefit of this is maintained across the forward estimates, with borrowings in 2018-19 expected to remain lower than the level of borrowings in 2014-15.

Capital Program

On a UPF basis, the General Government’s purchases of non-financial assets (i.e. capital expenditure) in 2014-15 was A$4,779 million, A$1,544 million less than occurred in 2013-14. This is also less than 2014-15 MYFER that estimated A$5,903 million to be spent on purchases of non-financial assets in 2014-15.

The reduction is largely due to a range of deferrals associated with transport and health infrastructure. On a per capita basis, Queensland continues to invest in new infrastructure at levels well above the average of other states’ per capita purchases of non-financial assets.

Forward Estimates

Table 3 below provides a summary of the State’s Forward Estimates on a UPF basis.

Royalties continue to be a very volatile source of revenue, with contract prices, the A$-US$ exchange rate, and trading partner demand being key drivers of royalty collections.

General Government expenses are forecast in the 2015–16 MYFER to grow by an average of 3.0% per annum across the forward estimates to 2018-19 (excluding disaster recovery expenses), with revenue forecast to grow by an average of 3.5% per annum over the same period (excluding disaster recovery revenues).

Employee expenses are expected to grow by 3.8% per annum on average from 2014-15 to 2018-19, broadly in line with expected inflation and population growth.

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Table 3

Key Financial Aggregates Forecasts (Summary) – 2015-16 MYFER

	2015-16 Forecast	2016-17 Projected	2017-18 Projected	2018-19 Projected
	A$ millions
General Government Sector:
Revenue	51,354	53,520	55,392	55,630
Expenses	50,180	52,107	53,752	54,485

Net operating balance	1,175	1,413	1,640	1,145
Purchases of non-financial assets	5,325	5,822	5,395	5,188
Fiscal balance	-1,140	-1,708	-1,130	-1,050
Borrowings	37,973	38,561	39,721	40,921

Public Non-Financial Corporations Sector:
Revenue	11,186	11,891	11,746	11,981
Expenses	9,864	10,324	10,450	10,688

Net operating balance	1,322	1,567	1,296	1,293
Purchases of non-financial assets	3,149	3,022	2,736	2,770
Fiscal balance	573	1,021	1,095	1,124
Borrowings	35,905	37,781	38,258	38,746

Non-Financial Public Sector:
Revenue	57,450	60,077	62,301	62,713
Expenses	56,560	58,714	60,648	61,542

Net operating balance	890	1,364	1,653	1,171
Purchases of non-financial assets	8,474	8,844	8,672	7,958
Fiscal balance	-2,173	-2,304	-1,319	-1,193
Borrowings	73,878	76,342	77,979	79,667

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